SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on August 13 and 14, 2025, drawn up in summary form

1.	Date, Time and Venue. Starting on August 13, 2025, at 9:30 a.m., in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4th floor, São Paulo/SP, Brazil.

2.	Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Mr. Michel Dimitrios Doukeris, president, and Messrs. Victorio Carlos De Marchi, Milton Seligman, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Ricardo Manuel Frangatos Pires Moreira, Lia Machado de Matos, Fabio Colletti Barbosa, Marcos de Barros Lisboa, Luciana Pires Dias and Fernanda Gemael Hoefel, representing the totality of members of the Company’s Board of Directors (“Board”).

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Letícia Rudge Barbosa Kina.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors attending the meeting:

4.1.                Confirmation - Election of the Legal and Compliance Vice President Officer. To ratify and carry out, as of September 1st, 2025, the election of Mr. Guilherme Malik Parente, Brazilian, lawyer, holder of identity card RG no. 13.105.959-4 (Detran/RJ), enrolled with the CPF under no. 098.971.807-70, with office in the capital of the State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, for the position of Legal and Compliance Vice President Officer, with a term of office until December 31st, 2027, as approved at the Board of Directors’ Meeting held on June 4, 2025 and registered with the Board of Trade of the State of São Paulo under No. 184,408/25-8.

4.1.1.	Mr. Guilherme Malik Parente has declared, under penalty of law, that: (i) he is not prevented by special law, or convicted of bankruptcy, malfeasance, bribery, extortion, embezzlement, crimes against the popular economy, public faith or property, or a criminal penalty that prevents, even temporarily, access to public office, as provided for in article 147, §1, of Law No. 6,404/76, (ii) he is not sentenced to a temporary suspension or disqualification penalty applied by the Securities and Exchange Commission (CVM), the Central Bank of Brazil, the Superintendence of Private Insurance and/or any final conviction, in the judicial or administrative sphere, that makes him ineligible for management positions in a publicly-held company, as established in article 147, §2, of Law No. 6,404/76, (iii) he meets the requirement of unblemished reputation established by article 147, §3, of Law No. 6,404/76, (iv) does not hold a position in a company that may be considered a competitor of the Company, and does not have, nor represent, any interest that conflicts with that of the Company, in accordance with article 147, §3, items I and II of Law No. 6,404/76, and (v) is not considered a politically exposed person, in accordance with CVM Instruction No. 50/21.

4.2.                New Composition of the Board of Executive Officers. In accordance with the abovementioned resolution, the Company’s Board of Executive Officers shall have the composition set forth in Exhibit I of these minutes, as of September 1st, 2025, all with unified terms of office until December 31st, 2027.

5.	Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, August 14, 2025.

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Milton Seligman /s/ Nelson José Jamel /s/ Lia Machado de Matos /s/ Luciana Pires Dias /s/ Fernanda Gemael Hoefel	/s/ Fernando Mommensohn Tennenbaum /s/ Ricardo Manuel Frangatos Pires Moreira /s/ Fabio Colletti Barbosa /s/ Marcos de Barros Lisboa /s/ Letícia Rudge Barbosa Kina Secretary

Exhibit I

Composition of the Board of Executive Officers as of September 1st, 2025

(term of office unified until December 31st, 2027)

(i)	Mr. Carlos Eduardo Klutzenschell Lisboa, as “Chief Executive Officer”;
(ii)	Mr. Guilherme Fleury de Figueiredo Ferraz Parolari, as “Chief Financial, Investors Relations and Shared Services Officer”;
(iii)	Mr. Eduardo Braga Cavalcanti de Lacerda, as “Commercial Vice President Officer”;
(iv)	Mr. Ricardo Morais Pereira de Melo, as “People and Management Vice President Officer”;
(v)	Mr. Guilherme Malik Parente, as “Legal and Compliance Vice President Officer”;
(vi)	Mrs. Carla Smith de Vasconcellos Crippa Prado, as “Corporate Affairs Vice President Officer”;
(vii)	Mr. Felipe Moreira Haddad Baruque, as “Procurement Vice President Officer”.
(viii)	Mr. Paulo André Zagman, as “Logistics Vice President Officer”;
(ix)	Mr. João Coelho Rua Derbli de Carvalho, as “Sales Vice President Officer”;
(x)	Mr. Eduardo Eiji Horai, as “Information Technology Vice President Officer”;
(xi)	Mr. Daniel Wakswaser Cordeiro, as “Marketing Vice President Officer”;
(xii)	Mr. Valdecir Duarte, as “Industrial Vice President Officer”; and
(xiii)	Mrs. Daniela Gavranic Cachich, as “Beyond Beer Vice President Officer”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer